SU Group Holdings Limited

Unit 01 – 03, 3/F, Billion Trade Centre
31 Hung To Road, Kwun Tong
Kowloon, Hong Kong
Telephone: +852 2341-8183

VIA EDGAR

December 20, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Taylor Beech
Donald Field

Re:	SU Group Holdings Ltd
Amendment No. 1 to Registration Statement on Form F-1
Filed December 11, 2023
CIK No. 0001969863

Dear Ms. Beech:

SU Group Holdings Limited (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated December 14, 2023, regarding the Amendment No. 1 to Registration Statement on Form F-1 (the “Registration Statement”) filed with the Commission on December 11, 2023.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response. Disclosure changes made in response to the Staff’s comment have been made in Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form F-1, which is being filed with the Commission contemporaneously with the submission of this letter.

Amendment No. 1 to Registration Statement on Form F-1

Prospectus Summary

Recent Developments, page 13

1.	Please balance your preliminary revenue and metrics figures by including disclosures that:

●	put the preliminary figures into context,

●	provide information as to your costs and expenses and

●	discuss whether trends in revenues and costs and expenses during the recent period

●	are consistent with those discussed in management’s discussion and analysis.

Also, please remove your statement that your final results may differ materially from the estimates you are presenting, as it implies that investors should not rely on the information presented.

Response to Comment No. 1: In response to the Staff’s comment, we have revised our disclosure in the Prospectus Summary on page 13 of Amendment No. 2 to the Registration Statement.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Richard I. Anslow, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

By:	/s/ Dave Chan Ming
Name:	Dave Chan Ming
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP